February 4, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation

Registration Statement on Form 10-12G

Filed December 16, 2013

File No. 000-23930

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-12G filed December 16, 2013 (File No. 000-23930) (the “Form 10”), as set forth in your letter dated January 13, 2014. We also enclose with this letter clean and marked copies of Amendment No. 1 to the Form 10, as amended and filed on February 4, 2014 (the “Form 10/A”). Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

General

1.	Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document

RESPONSE:

We acknowledge the Staff’s comment. We believe that we have addressed each of the Staff’s comments in the Form 10/A and as further discussed below. In the event that the Staff still has significant comments after review of the Form 10/A we will then evaluate whether to withdraw the registration statement.

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060
AU: Unit 7 27 Dale Street, Brookvale 2100 NSW

2.	Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

RESPONSE:

We acknowledge the Staff’s comment and have included modifications to the Form 10/A where appropriate.

Form 10-12G

Item 1. Business

AmpliPhage-001: Lung Infections in Cystic Fibrosis (CF) Patients Caused by P. aeruginosa, page 5

3.	Please revise your disclosure to explain what you mean by “clinical isolates,” “phage titers,” and “the MHRA” the first time you use each such term.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 5, 7, and 8 of the Form 10/A.

4.	Please define the term “Pa01,” as used in the chart on page 7.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 8 of the Form 10/A.

5.	You state that you have demonstrated the effectiveness of phages in multiple preclinical studies. Please expand your disclosure to state whether you have conducted studies in addition to the three studies presented on pages 6 and 7 of your registration statement. If you have completed other studies, please describe whether the results of those other studies were consistent with the three studies described.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 6 of the Form 10/A to clarify the preclinical studies we have conducted.

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6.	Please expand your description of the Institut Pasteur study described on page 6 of your registration statement to state whether the groups shown in the graphic constitute the full groups, i.e., that each group included eight mice, and, if not, disclose the actual size of the groups and whether the results pictured are a representative sample of the full group.

In addition, please state whether the results of this study were statistically significant, disclose the p-values, and explain what those p-values measure.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 8 of the Form 10/A.

7.	Please expand your description of the Brompton Clinic study to disclose the size of each study group.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 8 of the Form 10/A.

8.	Please expand your description of the Institut Pasteur study described on page 7 of your registration statement to disclose the size of the groups and the p-values.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 8 of the Form 10/A.

AmpliPhage- 004: Gastrointestinal (GI) Infection Caused by C. difficile Infection (CDI), page 8

9.	You state that deaths in the United States from C. dificile infections increased over 400%, with 90% of them occurring in hospitalized or confined patients over 65. Please expand this disclosure to provide an estimate of the size of the affected population.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 9 of the Form 10/A.

Anti-Infective Treatments with Bacteriophages—Life Cycle of a Lytic Phage, page 10

10.	Please explain what you mean by “lytic phage.”

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 11 of the Form 10/A to eliminate the use of this term.

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11.	Please expand your disclosure to discuss the prior misunderstandings with respect to the biology of phages and how such misunderstanding impacted the development of bacteriophage technology.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 11 of the Form 10/A.

12.	Please identify the party that conducted the 2009 clinical trial for treatment of venous ulcers using phages.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 12 of the Form 10/A.

13.	Please revise your disclosure to discuss the status and indication of on-going clinical trials involving the use of phages and identify the parties conducting such trials.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 12 of the Form 10/A.

Exclusive Channel Collaboration Agreement with Intrexon, page 13

14.	Please expand your description of your Intrexon agreement in the Business section to disclose:
•	the technology access fee;
•	the milestone fees;
•	the range of royalties payable expressed as a percentage within ten percent (i.e., single digits, teens, twenties, etc.).

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 14 of the Form 10/A.

University of Leicester Development Agreements, page 14

15.	Please expand your description of your Leicester agreements in the Business section to disclose:
•	the range of royalties payable expressed as a percentage within ten percent (i.e., single digits, teens, twenties, etc.); and

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•	the aggregate amount of milestone payments payable under the agreement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 4 of the Form 10/A.

Sale of Assets to Celladon Corporation, page 15

16.	Please expand your description of your Celladon agreement in the Business section to describe:
•	the 1.75% royalty and the option to cancel that royalty for a one-time payment of $1.75 million; and
•	the sublicense fee disclosed on page 50.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 16 of the Form 10/A.

Intellectual Property, page 16

17.	Please expand your description of your U.K. Health Protection Agency license agreement to describe the material terms of the agreement, and file a copy of that agreement as an exhibit to your registration statement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 17 of the Form 10/A and have filed a copy of the U.K. Health Protection Agency license agreement as Exhibit 10.18 to our Registration Statement on Form S-1, filed on January 21, 2014, which exhibit is incorporated by reference in the Form 10/A.

Item 1A. Risk Factors

“We do not have a sales force and do not currently have plans to develop one.” page 31

18.	We note that this risk factor indicates that you do not have plans to develop a sales force. However, your disclosure at page 18 indicates that you expect to commence commercialization by building a sales and marketing organization. Accordingly, please revise your disclosure in one or both places to clarify whether you intend to build an internal sales organization or to engage a third-party sales force.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 19 of the Form 10/A.

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“We will rely on third parties to conduct some clinical trials…,” page 34

19.	We note your disclosure in this risk factor that you may seek to conduct clinical trials outside of the United States. Please revise your disclosure to include a separate risk factor which highlights this disclosure and discusses any risks the Company may face as a result of the conduct of clinical trials outside of the United States. For example, you should discuss the possibility that the FDA may not accept the results of such trials and how such lack of acceptance could impact the regulatory approval process.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 30 of the Form 10/A.

Risks Related to Our Common Stock

20.	Please revise your risk factor disclosure to include a separate risk factor discussing the extent to which your common stock is characterized as a “penny stock” under Section 3(a)(51) of the Exchange Act and any risks the Company may face as a result. For example, you should highlight the steps that broker-dealers must take prior to effect transactions in penny stocks under Section 15(h) of the Exchange Act. You should also discuss the specific legal remedies available to investors in penny stocks if broker-dealers do not meet their obligations under the penny stock rules or if penny stock is sold in violation of the investor’s rights or otherwise in a fraudulent manner.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 45 of the Form 10/A.

“The price of our common stock has been and may continue to be volatile.” page 40

21.	We note your reference to your stock being volatile even if you are listed on the NYSE MKT. Please revise this risk factor:
•	to clarify that your stock is currently quoted on the OTC Markets and indicate the specific tier on which it current trades; and
•	to state whether you intend to apply to list your stock on the NYSE or other exchange.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 41, 43, and 44 of the Form 10/A.

“Maintaining and improving our financial controls and the requirements of being a public company…” page 42

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22.	Please revise this risk factor to clarify that should you be listed on an exchange other than the NYSE, then you would be subject to the rules of that exchange.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on pages 43 and 44 of the Form 10/A.

Item 5. Directors and Executive Officers, page 54

23.	Please revise your registration statement to include the biographical information required by Item 401(e) of Regulation S-K for Mr. Harper.

RESPONSE:

We acknowledge the Staff’s comment and have included the requested disclosure on pages 58 and 59 of the Form 10/A.

Non-Employee Directors, page 55

24.	Please expand your disclosure to discuss briefly the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have included the requested disclosures on pages 59 and 60 of the Form 10/A.

Item 6. Executive Compensation, page 56

25.	In your next amendment, please include the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2012 and 2013.

RESPONSE:

We acknowledge the Staff’s comment and have included the requested disclosures on page 60 of the Form 10/A.

Item 15. Financial Statements and Exhibits

Statement of Operations, page F-3

26.	Diluted net loss per share for 2013 reflects antidilution. Please tell us how loss per share for 2013 complies with ASC 260-10-45-17. Also provide the disclosure specified by ASC 260-10-50.

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RESPONSE:

We acknowledge the Staff’s comment and have made appropriate adjustments to the financial statements. The Company believes that these adjustments comply with both ASC 260-10-45-17 and ASC 260-10-50.

27.	Tell us the supporting authoritative accounting literature that supports including dividend expense of preferred stock in net income (loss) or revise as necessary.

RESPONSE:

We acknowledge the Staff’s comment. As dividends have not been declared, dividend expense has been removed.

Statement of Stockholders’ Equity, page F-4

28.	The statement on page F-4 indicates 102,235,274 common shares outstanding as of September 30, 2013. You state on page 63 that as of December 6, 2013 10,528,505 shares of common stock were outstanding. Please reconcile and revise the disclosure as necessary.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that, as of December 6, 2013, there were 110,528,505 shares of common stock outstanding. We supplementally advise the Staff that these two amounts may be reconciled as follows:

Shares Outstanding as of September 30, 2013	102,235,274
Escrow shares released on November 8, 2013	8,000,000
Shares of Series B Convertible Preferred Stock converted to common stock	232,270
Shares issued upon option exercises by former employees	61,018
Escheat shares	(57)
Shares Outstanding as of December 6, 2013	110,528,505

We have also revised the disclosure on pages 56, 70, and 73 of the Form 10/A to reflect the fact that there were 182,535,505 shares outstanding as of January 10, 2014.

Statement of Cash Flows, page F-5

29.	It appears that “conversion of loan notes” of $5,809,000 and $507,000 and “issuance of Series B Convertible Preferred Stock for loan notes” of $6,220,000 are not cash transactions and should not be included on the statement of cash flows but reported separately pursuant to ASC 230-10-50-3. Please revise or tell us why you believe no revision is necessary.

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RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page F-5 of the Form 10/A.

4. Collaborative and Other Agreements, page F-9

30.	You state that, in March 2013, the Company entered into an Exclusive Channel Collaboration Agreement with Intrexon Corporation. In accordance with the agreement, the Company paid a one-time technology access fee to Intrexon of $3,000,000 in common stock. Please describe what methods, models and assumptions you used to determine the fair value of your common stock given as consideration for the fee. Include whether an independent valuation specialist was used and to what extent.

RESPONSE:

The Company supplementally informs the Staff that the Company determined the fair value of the common stock given as consideration for the technology access fee by reference to the price per share quoted on the OTC marketplace on the date the Exclusive Channel Collaboration Agreement was executed. The Company supplementally advises the Staff that no independent valuation specialist was used in making such determination.

7. Stock Options and Warrants, page F-10

31.	Some of the warrants appear to contain pricing variability features (section 10(e) of Exhibit 4.2). Due to the potential variable nature of the exercise price, please tell us, citing specific guidance in ASC 815-40 how you determined that the warrants are considered to be indexed to the Company’s common stock. Refer to ASC 815-40-55-33. Tell us how you accounted for each issuance of warrants and disclose the fair value recognized and the assumptions used to determine fair value.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page F-11 of the Form 10/A, which now includes disclosure of the warrants as liabilities. As disclosed on pages 54 and F-11 of the Form 10/A, the Company used Black Scholes because the exercise price of the warrants is significantly lower than the current fair market value of the Company’s common stock, making it highly unlikely that any price adjustment will be triggered.

Consolidated Financial Statements For The Years Ended December 31, 2012 and 2011

Statement of Operations, page F-15

32.	In June 2012 you sold all of your assets used in the gene therapy business for $3 million which it appears you have classified as licensing revenue.

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•	Tell us why this amount should not be classified as discontinued operations in accordance with ASC 205-20 or as a gain on sale within other income.
•	On page F-25 you indicate the proceeds were $3 million. On page 50 you indicate the proceeds were $3.5 million. Please revise the disclosure to remove the inconsistency.
•	It appears that the cash received from this sale of assets is classified on the statement of cash flows as an operating cash flow but should be classified as an investing cash flow. Please revise or tell us why no revision is necessary.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on pages F-3 and F-29 of the Form 10/A to eliminate the discrepancy in disclosure and to reclassify the proceeds as a gain on sale of assets of discontinued operations and an investing cash flow.

33.	Basic and diluted loss per share for 2011 of $0.08 should be shown in parentheses to indicate it is a loss.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page F-16 of the Form 10/A.

9. Business Combinations, page F-26

34.	You state that the Company acquired Special Phage Services on November 9, 2012 for $7.2 million and Biocontrol Limited on January 6, 2011 for $8.584 million. Consideration given for each acquisition was shares of your common stock. The transactions resulted in the recording of Goodwill in the amounts of $7.841 million and $9.726 million, respectively. In both acquisitions, it appears that the acquisition price is attributable primarily to rights to each company’s “know-how, patents and phage libraries” and that neither company was generating revenue from a commercialized product. We have the following comments on these transactions:
•	Please tell us how you determined that each company met the definition of a “Business” under ASC 805-10-55 paragraphs 2 through 9.
•	Tell us why you have not identified, determined the fair value of and recorded the above described intangible assets and reduced goodwill accordingly. Tell us if any portion of the intangibles can be attributed to in-process research and development that should be separately identified, fair valued and recorded.
•	Describe what methods, models and assumptions you used to determine the fair value of your common stock given as consideration for the acquisition of the two companies and how you valued Contingent Consideration. Include whether an independent valuation specialist was used and to what extent.
•	Tell us what costs were incurred for each acquisition and where such costs were expensed in the Consolidated Statements of Operations.

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•	Disclose in this note the milestones which will result in release of the shares held in escrow.

We supplementally advise the staff that we determined that each company met the definition of a “Business” based on the factors set forth in ASC 805-10-55 paragraphs 2 through 9 based on due diligence, including legal, operation and scientific due diligence. Both companies were confirmed to have inputs and processes to develop outputs. Both companies were established in their fields for a number of years with employees and goals of developing marketable products.

Regarding the valuation of phage libraries and patents, we supplementally advise the Staff that the Company consulted with an external valuation firm regarding whether there is an established basis for determining the value of phage libraries. As these are unique assets, we were advised that there is no established method for valuing them. Regarding the patent valuations, we supplementally advise the Staff that, as we are in the early stages of product development for a new class of products that do not yet exist in the market, we cannot project future sales with sufficient reliability to be used as a basis for valuing the patent assets acquired.

We also supplementally advise the Staff that the common stock issued in these acquisitions was valued based on price quoted on the OTC marketplace on the day of the acquisition, and that the costs included in such acquisitions were legal fees, which were expensed as part of General and Administrative expense.

In response to the Staff’s comment, we have provided additional disclosure on page F-28 of the Form 10/A regarding the milestones that will trigger release of the shares held in escrow.

RESPONSE:

35.	It appears that the acquisition cost of $7.2 million for SPH Holdings is significant to total assets of the registrant at December 31, 2011 of $11.5 million as to require financial statements of SPH Holdings as specified by Rule 8-04 of Regulation S-X. Please provide the required audited financial statements or tell us why you believe financial statements are not required.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on pages F-30 through F-38 of the Form 10/A to include the required audited financial statements of SPH Holdings.

36.	The statement of stockholders’ equity indicates you issued 22,817,198 shares of common stock for Biocontrol on January 6, 2011 when total common shares outstanding at December 31, 2010 were 22,004,503. Expand your disclosure in this note to indicate your conclusion as to who the accounting acquirer was pursuant to ASC 805-40 and the basis for that conclusion.

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RESPONSE:

We supplementally inform the Staff that the Company concluded based on its analysis of factors under ASC 805-10-55-11 through 55-15 that Targeted Genetics Corporation was the acquirer for accounting purposes, so that ASC 805-40 related to reverser mergers did not apply. The Company’s analysis follows.

The factors outlined in paragraph 805-10-55-12 include the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Following is our consideration of this guidance:

The following table outlines the shares held by former Targeted Genetics and former Biocontrol shareholders at the time the acquisition closed. As the voting rights for each Company is approximately 50%, we cannot rely on this guidance alone to determine the acquirer. See discussion of the additional factors below.

TGEN Shareholders	22,002,805	49.35%
Biocontrol Shareholders	22,586,073	50.65%
Post Acquisition Shares OS	44,588,878

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a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Relative Voting Rights
TGEN Shareholders	22,002,805
TGEN RSU holders	817,669
TGEN Option holders	642,186
TGEN Warrant holders	-
	23,462,660	50.46%

Biocontrol Shareholders	22,586,073
Biocontrol Option holders	453,316
	23,039,389	49.54%

Total Voting Rights	46,502,049

Following the completion of the transaction the relative voting rights of AmpliPhi were split approximately 50/50 with former Targeted Genetics and former Biocontrol shareholders and therefore this does determine the acquirer. Relative voting rights include all vested and unvested Restricted Stock Units and vested in-the-money stock options at the time of the acquisition. Additionally, there were warrants outstanding to purchase 7,813,861 shares of common stock. These warrants were fully vested at the time of the acquisition and have exercise prices ranging from $1.50 to $5.41. As the outstanding warrants had an exercise price that was well above the quoted price of Targeted Genetics stock at the time of the acquisition ($0.46) they were excluded from the calculation of relative voting rights.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

This factor was not applicable as the largest shareholder in the combined entity is 6%, which does not represent a large minority voting interest.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The Board of Directors of AmpliPhi after the combination were:

•	Jeremy Curnock Cook - Mr. Curnock Cook was the Chairman of Targeted Genetics and has continued to serve as Chairman with a multi-year term;

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•	Caroline Williams - Dr. Williams was the Executive Chairman of Biocontrol and was the non-executive Deputy Chairman of AmpliPhi with a term that was set to expire in 2014;
•	Edward C. Cappabianca - Mr. Cappabianca was the Chief Executive Officer of Biocontrol and was the Chief Executive Officer of AmpliPhi immediately after the combination with a board term that expired in 2012;
•	Dr. Michael S. Perry - Dr. Perry was a current independent director of Targeted Genetics and has continued to serve as an independent director after the combination; and
•	Louis Drapeau – was brought on as a new independent director of AmpliPhi after the combination.

The Company bylaws provided that the Board of Directors would consist of not less than one and no more than nine directors with three classes of directors with such classes to be equal in number as much as possible. There were no requirements in the bylaws or elsewhere regarding the number of seats to be held by Targeted Genetics or Biocontrol Directors. Directors are elected by the shareholders at the annual meeting and serve until their successor is elected, or until their resignation, death or removal from office. Vacancies are filled by either the shareholders or the remaining directors in office. The Director elected to fill a vacancy shall serve only until the next election by shareholders. At the time of the acquisition, there were no planned resignations. The Directors with the longest remaining terms are Mr. Curnock Cook (former Targeted Genetics) and Dr. Williams (former Biocontrol).

The Board of Directors of AmpliPhi is split 50/50 with Targeted Genetics and Biocontrol members after the combination. Directors are elected by shareholder vote not by the current members of the Board. Additionally, in regards to long term decision making, there is one Director from each company that has a term exceeding one year. Based on all of these factors the composition of the Board of Directors does not determine the determination of the acquirer.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The management team of AmpliPhi at the time of the combination were:

•	Edward C. Cappabianca - Mr. Cappabianca was the Chief Executive Officer of Biocontrol and became the Chief Executive Officer of AmpliPhi;
•	Dr. David Harper - Dr. Harper is the Chief Scientific Officer and founder of Biocontrol and will serve as of Chief Scientific Officer of AmpliPhi; and
•	David Poston - Mr. Poston was the Chief Financial Officer of Targeted Genetics and became the Chief Financial Officer.

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At the time of the acquisition, the management of the combined entity was dominated by the former Biocontrol management team. This favors Biocontrol as the accounting acquirer. However, since the transaction, the Biocontrol management team has left the Company.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

This factor was not applicable, as there was no premium over the fair value of equity interests. As both companies had similar headcount (at the time of acquisition Biocontrol had 9 employees and Targeted Genetics had 5employees), a similar financial position and similar operations (see table below that shows relative size of the entity), the combination was structured such that each would own approximately 50% of the combined company and a premium was not provided.

Paragraphs 805-10-55-13 through 15 are as follows:

13 - The acquirer is the combining entity whose relative size (measured in, for example assets, revenues or earnings) is significantly larger than that of the other combining entity or entities.

This table summarizes the relative sizes of each company as of September 30, 2010. We used financial information as of September 30 due to the fact that this is the last audited period for Biocontrol and therefore present the most reliable numbers. There were no significant changes in the financial position of either company between September 30, 2010 and January 7, 2011 (the closing date).

	Biocontrol	Targeted Genetics
Assets	329,000	4,099,000
YTD Revenues	97,000	1,776,000
YTD R&D Expenses	(588,800)	(937,000)
YTD Earnings	(1,219,000)	(1,281,000)

Judgment is required when comparing the combining entities based on their relative size. We have evaluated the entities based on the criteria above, and determined that at the time of the merger the Targeted Genetics was larger in size.

14 - In a business combination involving two or more entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

To effect the business combination, ABC Company was formed to issue equity interests of Targeted Genetics to Biocontrol. ABC Company was a holding company with no precombination activities. Because the newly formed entity was a holding company, which dissolved upon completion of the transaction, the holding company is not considered the acquirer and either Targeted Genetics or Biocontrol would be considered the acquirer, the determination of which is subject to consideration of other factors discussed herein. The combined entity assumed a new name – AmpliPhi Biosciences Corporation.

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15 - A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

This factor was determined to be not applicable; see comment above regarding factor 14.

In conclusion, the following table summarizes the discussion above:

	Biocontrol	Targeted Genetics
Relative voting rights in combined entity	49.54%	50.46%
Large minority voting interest	N/A	N/A
Number of directors	2	2
M anagement with decision-making power	2	1
Terms of equity exchange	N/A	N/A
Size of the company	smaller	larger

The FASB did not provide any hierarchy for these factors. Some factors may be more relevant to identifying the acquirer in one combination and less relevant in others. Judgment is required in instances where the various factors individually point to different entities as the acquirer.

After reviewing the above and discussions with the Chairman of the Board, Jeremy Curnock Cook, and the lawyers involved in drafting the merger documents, we have concluded that Targeted Genetics is the accounting acquirer as Targeted Genetics obtained control of Biocontrol by issuing equity interests.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits, page II-5

37.	Please file the agreements underlying your acquisitions of Biocontrol Limited in 2011 and Special Phage Holdings Pty Ltd. in 2012.

RESPONSE:

We acknowledge the Staff’s comment and note that we have filed the requested agreements as Exhibits 10.20 and 10.19, respectively, to our Registration Statement on Form S-1, filed on January 21, 2014, both of which are incorporated by reference in the Form 10/A.

38.	Please revise the footnotes to your Exhibit Index to indicate correctly which exhibits are management contracts or compensatory plans or arrangements and which are subject to your confidential treatment request.

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RESPONSE:

We acknowledge the Staff’s comment and note that we have revised the Exhibit Index in the Form 10/A to reflect which exhibits are management contracts or compensatory plans or arrangements and which are subject to your confidential treatment request.

*      *      *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650)-888-2422 with any further comments or questions you may have.

Sincerely,

AMPLIPHI BIOSCIENCES CORPORATION.

/s/ Philip J. Young
Philip J. Young
President and Chief Executive Officer
AmpliPhi Biosciences Corporation

cc:	Amy Reischauer

Bryan Pitko

Stephen Thau, Morrison & Foerster LLP

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